

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2022

Israel Bar
Chief Executive Officer
Maris Tech Ltd.
2 Yitzhak Modai Street
Rehovot, Israel 7608804

> **Re: Maris Tech Ltd.**
> **Amendment No. 5 to**
> **Registration Statement on Form F-1**
> **Filed December 29, 2021**
> **File No. 333-260670**

Dear Mr. Bar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1

General

1. Please revise your definitions of "Units" to include the pre-funded units, where applicable, and "securities" to include the units and pre-funded units. We note, as one example, the disclosure regarding expected use of proceeds appears to address only Units.

2. Given the use of "and/or," your revisions to the prospectus cover page indicate that the underwriters may purchase only warrants in exercising the over-allotment option rather than Units or Pre-Funded Units. If that is not correct, and if the warrants will be sold only with the other components of the Units or Pre-Funded Units, please revise accordingly.

3.   We note the exclusive forum provisions in Exhibits 4.6-4.9 and the jury trial waiver provisions in Exhibits 4.6 and 4.8. Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If these provisions apply to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision, the risks to investors, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that these provisions in the exhibits state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Risk Factors
If you purchase securities in this offering, you will incur immediate and substantial dilution . . ., page 29

4.   We note the reference to ordinary shares included as part of the pre-funded units. Please revise to reconcile the apparent inconsistency with the pre-funded unit composition (identified as pre-funded warrants and warrants), here and elsewhere in the prospectus, such as the dilution section.

Management, page 70

5.   Please update your compensation disclosure as of the fiscal year ended December 31, 2021. Refer to Item 6.B of Form 20-F.

Description of Share Capital, page 94

6.   We note your disclosure on page 96 that, "There are no limitations on the right to own our securities." However, the description of the warrants and pre-funded warrants describes limitations on share ownership above certain thresholds. Please revise to reconcile this apparent inconsistency. Also, if the pre-funded warrants are subject to the same 61-day period as the warrants, please revise to state so directly.

<u>Financial Statements Index, page F-1</u>

7.   Your audited financial statements are currently older than 12 months and this is an initial public offering of your shares. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representation in an exhibit. Refer to Instruction 2 to Item 8.A.4.

You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Angela Gomes